MICRO FOCUS

July 7, 2006

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated June 1, 2006 – "Notice of Results".
2. Regulatory Announcement dated June 29, 2006 – "Preliminary Results for the year to 30 April 2006".
3. Regulatory Announcement dated June 30, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
4. Regulatory Announcement dated June 30, 2006 – "Section 198 Notice".
5. Regulatory Announcement dated July 4, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
6. Regulatory Announcement dated July 5, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
7. Press Release dated July 6, 2006 – "Micro Focus Appoints Frank Van Baar As VP of Technical Services and Business Operation."

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

File No. 82-34962

Regulatory News

REG-Micro Focus Intl plc Notice of Results

Released: 01/06/2006

RNS Number:8880D

Micro Focus International plc

01 June 2006

1 June 2006

Micro Focus International plc

Notice of results

Micro Focus International plc ("Micro Focus"; LSE MCRO.L), a UK software company, will announce preliminary results for the year to 30 April 2006 on Thursday 29 June 2006.

Enquiries:

Financial Dynamics Tel: +44 (0)20 7831 3113

Gilles Sanderson

Harriet Keen

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORMGGGVLMLGVZG

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File No. 82-34962

Regulatory Announcement

Go to market news section

Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Final Results
Released	07:00 29-Jun-06
Number	3457F

29 June 2006: embargoed for 7.00am

Micro Focus International plc
Preliminary results for the year to 30 April 2006

New management team in place

Micro Focus International plc ("Micro Focus", "the Company" or "the Group", LSE: MCRO.L) announces full year re

Key financial highlights

- Turnover US$143.7m (2005: US$150.6m)
- Operating profit before exceptional items* US$36.9m (2005: US$47.9m)
- EBITDA** before exceptional items* US$38.8m (2005: US$50.0m)
- Profit before tax US$22.6m (2005: US$32.6m)
- Basic earnings per share*** before exceptional items* 14.4 cents (2005: 18.6 cents)
- Net cash balance as at 30 April 2006, US$55.9m (2005: net debt of US$78.6m)
- Final proposed dividend of 4 cents per share; total dividend for the year of 6 cents per share

- Operating profit US$22.7m (2005: US$40.9m)
- EBITDA** US$24.5m (2005: US$43.0m)
- Basic earnings per share of 8.3 cents (2005: 14.3 cents)

Key operational highlights

- New management team in place
  - Stephen Kelly joined as Chief Executive Officer on 1 May 2006
  - Nick Bray joined as Chief Financial Officer on 3 January 2006
- Cost reduction programme to reduce fixed costs by approximately US$10.0m announced 6 April 2006 p

* Exceptional items are detailed in note 7
** EBITDA is reconciled to operating profit in note 6
*** Earnings per share are detailed in note 8

Kevin Loosemore, Chairman of Micro Focus, commented:

"Whilst the full year results reflected a disappointing year for the business, the Company is financially strong and generated strong cash flow from its operating activities.

"Having previously reported on the operational issues that lay behind our performance,we have made solid progress in addressing them. We identified the potential to reduce our fixed costs and consequently began a cost reduction programme in April. The programme was designed to improve overall returns while maintaining the fabric of the business and the Company's sales capability and is progressing well.

"I am delighted that, with the appointments of Stephen Kelly and Nick Bray, we now have a strong and experienced management team in place to drive the business forward. Micro Focus is focused on growth and I remain confident that the Company will deliver good value to all its stakeholders."

Stephen Kelly, Chief Executive Officer of Micro Focus, commented:

File No. 82-34962

"The primary focus of the new management team is to continue to restore the business to achieve significant, sustainable, profitable growth and to enhance shareholder confidence over time.

"Tough action has been taken in regard to costs, the benefits of which we expect to flow through to operating profits in FY2007. Returning to sustainable revenue growth is the key factor that will determine the long term success of the Company and, while I believe we have broadly arrested the decline, our revenue outlook remains cautious as we stabilise and focus the business. In a short space of time, we have made many changes to drive alignment and operational excellence as well as initiating a broader review of the market and opportunities for growth. I look forward to providing a further update on progress at the half year."

Enquiries

Micro Focus Tel: +44 (0)1635 32646
Kevin Loosemore, Non Executive Chairman
Stephen Kelly, Chief Executive Officer
Nick Bray, Chief Financial Officer

Financial Dynamics Tel: +44 (0)20 7831 3113
Giles Sanderson
Harriet Keen
Haya Chelhot

About Micro Focus

Micro Focus provides software that enables customers to significantly enhance their existing or "legacy" applications in a modern context. Through improvement of existing systems, our customers are able to avoid the high risk of, and associated costs of replacement.

Chairman's statement

The past year has been very disappointing for the business. In September 2005 and February 2006 we revised downwards our expectations for growth for the year ahead. We have since made solid progress in addressing the operational issues that lay behind our performance, restructured the Company to reduce fixed costs and put a strong new management team in place. As we reached the end of the financial year, it was encouraging that we marginally exceeded our revised fourth quarter revenue expectations.

At the beginning of the second quarter, we reported that trading for August had been weaker than usual for two principal reasons: firstly, the rate of revenue contribution from our larger, global Systems Integrator (SI) partners had been slower than anticipated and secondly, disruptions within the sales force had delayed a planned expansion of the sales team.

As announced at the interim results, significant incremental revenue from our global SI partners was not anticipated in the second half of the year to 30 April 2006, given the size and nature of these organisations. However, we continue to focus on strengthening and expanding these relationships. We have also maintained a strong focus on strengthening our sales force as a priority for the business. There is still some work to do in this regard but we are pleased with the progress made to date.

A further update on trading was announced at the beginning of the fourth quarter due to a number of changes in trading which had occurred since the half-year end. These included delays in customer decisions and failure to close larger opportunities; the knock-on impact on maintenance revenues due to lower licence sales; and a reduction in the rate of closure of smaller deals.

We are pleased to report that, since then, we have successfully completed a small number of larger deals. While this portion of our revenues remains inherently lumpy, we continue to focus on it as an important element in improving our overall sales performance.

On 6 April 2006 the Company announced a cost reduction programme to improve overall returns while maintaining the fabric of the business and the Company's sales capability. We have made solid progress in this respect.

The Board is delighted to welcome Stephen Kelly as Chief Executive Officer and Nick Bray as Chief Financial

Officer. Stephen joined Micro Focus on 1 May 2006. He has over 20 years experience in the software sector and was previously CEO of NASDAQ-listed Chordiant Software Inc. Nick joined Micro Focus on 3 January 2006. He has broad experience in the IT sector, both in the US and Europe and was previously Group Finance Director of London-listed Fibernet Group plc.

The Board would like to thank all of Micro Focus' employees for their continued hard work and commitment throughout the last year.

FY2006 was a disappointing year in many respects. However, the Board took decisive action to recruit a new, experienced management team which has implemented the rapid restructuring of the business. In Q4, it was encouraging to see that we exceeded our revised fourth-quarter expectations. Micro Focus is focused on growth and I remain confident that the Company will deliver good value to all its stakeholders.

Kevin Loosemore, Chairman

Initial thoughts from the Chief Executive Officer

In the short time since joining Micro Focus, I have been impressed by the quality of our employees and our technical expertise as well as our very strong customer and partner base.

While the full year results were disappointing and below those of the previous year, the Company is financially strong and has generated strong cash flow from operating activities. The cash balance at 30 April 2006 stood at US$56.1m.

The Company has an enviable customer base with fifty percent of turnover being derived from secure and predictable maintenance revenues. A significant proportion of licence fee revenues are from our channel partners. During the year we continued to successfully conduct direct sales business with many of the worlds leading companies.

The primary focus of the new management team is to continue to restore the business to achieve significant, sustainable, profitable growth and to enhance shareholder confidence over time.

The fundamentals of the business are strong – great customers benefiting from strong returns on investment, high quality products and committed and talented people. I believe that we have broadly arrested the decline and have the foundations for a future of profitable growth. FY2007 will be a transition year and driving the initial recovery of the licence business to deliver revenue growth will be a key focus.

In a short space of time, tough action has been taken in regard to costs and we have made many changes to drive alignment and operational excellence, as well as initiating a broader review of the market and opportunities for growth.

Outlook

Our business model dictates that revenue growth will be largely dependent on achieving increased licence sales. While we anticipate that a proportion of these will be larger deals, this revenue stream is inherently lumpy.

The smallest proportion of our revenues are derived from consultancy and it is anticipated that these revenues will remain a minor proportion of total revenues for the year ahead. Given the lower licence fee sales in the year to April 2006, as compared to those achieved in the prior year, we anticipate that maintenance revenues for the current year will be about the same as those reported in the year to 30 April 2006 (assuming that the retention rate of existing customers remains constant).

Returning to sustainable revenue growth is the key factor that will determine the long term success of the Company. Thus, management's emphasis will be on licence fee sales to drive growth in the year to 30 April 2007. In this regard, whilst our foundations are solid and we have made good progress in addressing the operational issues identified in the last financial year, our revenue outlook remains cautious as we stabilise and focus the business.

Licence revenues in the second half of the year to 30 April 2006 were $32.8m and our run rate currently reflects a similar level for the first half of 2007. Our ability to return to revenue growth will depend primarily on the

File No. 82-34962

development and execution of larger licence deals in the pipeline as we move through the year. We will provide a further update on progress at the half year.

Expenses are expected to reduce following the restructuring, the benefits of which we expect to flow through to operating profits in FY2007. Interest income is expected to increase as a result of increasing the Company's cash reserves.

Stephen Kelly, Chief Executive

Chief Financial Officer's review

At the point of listing on the London Stock Exchange on 17 May 2005, the Company acquired the entire issued share capital of Micro Focus International Limited by way of a share-for-share exchange, pursuant to which the previous shareholders of Micro Focus International Limited were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in Micro Focus International Limited. The results presented in the financial information therefore represent those of the Micro Focus International Limited group up to 17 May 2005 and the Micro Focus International Plc group from that date onwards.

Turnover for the year ended 30 April 2006 was $143.7m (2005: $150.6m). Whilst the year on year reduction was disappointing, we achieved a solid fourth quarter to end the year marginally above our revised expectations.

Turnover for the year by geographic region was as follows:

	2006 $'000	2005 $'000
North America	68,847	73,173
Europe and the Middle East	54,038	57,365
Rest of the World	20,803	20,107
Total turnover	143,688	150,645

Although the Group experienced declines in Europe and the Middle East and in North America, our strong overall performance in Japan, despite a difficult third quarter, contributed to a positive result for the Rest of World. Of the decrease in revenues of $7.0m, $4.3m was from our North American operation.

Turnover for the year by category was as follows:

	Year ended 30 April					
	2006		2005		2004	
	$'000	%	$'000	%	$'000	%
Licence fees	67,985	47.3	79,860	53.0	64,211	50.9
Maintenance fees	71,860	50.0	66,705	44.3	57,980	45.9
Consultancy fees	3,843	2.7	4,080	2.7	4,077	3.2
Total turnover	143,688	100.0	150,645	100.0	126,268	100.0

It can be seen that the reduction in total revenues for the year related primarily to the fall in licence fees of $11.9m or 14.9% to $68.0m for the year ended 30 April 2006 (2005: $79.9m). This reduction was in part offset by a $5.2m year on year increase in maintenance fees to $71.9m for the year ended 30 April 2006 (2005: $66.7m). Consulting revenues showed a modest decline but represent only a minor proportion of total revenues.

In the year ended 30 April 2005, the Company signed a number of high value licence fee deals, principally in North America. This success was not, however, replicated in the year to 30 April 2006 and the flow of smaller deals did not increase to compensate for this. While licence fee revenues decreased year on year, they remain above the level achieved for the year ended 30 April 2004 of $64.2m and of prior years.

Maintenance revenues are recognised evenly over the life of each contract, which is typically twelve months. As

File No. 82-34962

such, the profit and loss recognition of maintenance revenue lags the initial licence fee sale (assuming a constant retention rate of existing customers). Thus, maintenance revenues of $71.9m for the year to 30 April 2006 (2005: $66.7m) were ahead of the prior year in part due to improved licence fee performance in the year to 30 April 2005 compared to the year to 30 April 2004.

Costs
Cost of sales for the year ended 30 April 2006 increased by 10.9% to $12.1m (2005: $10.9m). The increase principally reflected higher temporary staff costs in our consulting organisation. Costs have since been reduced and the performance of this organisation is under critical review with further improvements required.

Selling and distribution costs for the year remained relatively flat at $48.5m for the year ended 30 April 2006 (2005: $48.1m). Reduced commission payments were offset by higher marketing, travel and other employee costs.

Research and development expenses for the year reduced by 2.9% to $17.1m (2005: $17.6m), driven primarily by the fact that no significant bonus amounts were paid to non-sales staff in the current year.

Underlying administrative expenses increased to $29.1m (2005: £26.1m). In part this was driven by the costs of being a public company. However, a number of expense items had been allowed to increase above expected levels and measures have been taken to bring these costs back to an appropriate level. Total administrative expenses for the year increased by 30.6% to $43.3m (2005: $33.1m). One-off IPO related costs of $6.9m were paid during the year.

On 6 April 2006, the Company announced a cost reduction programme. A number of potential savings have been identified which are expected to reduce Group fixed costs by approximately $10.0m in the financial year to 30 April 2007, the benefits of which we expect to flow through to operating profits in FY2007. Some of those saving have already been achieved in 4Q06. The programme was designed to improve overall returns while maintaining the fabric of the business and the Company's sales capability and is progressing well. The one-off charge for this cost reduction programme is $7.4m falling in the second half of the financial year to 30 April 2006.

Operating profit
Operating profit before exceptional items was $36.9m (2005: $47.9m). Operating profit for the year ended 30 April 2006 reduced by 44.4% to $22.7m (2005: $40.9m) as a result of the lower revenues and higher costs as detailed above.

EBITDA
EBITDA before exceptional items reduced by 22.5% to $38.8m for the year ended 30 April 2006. EBITDA reduced by 42.9% to $24.5m for the year ended 30 April 2006 from $43.0m for the year ended 30 April 2005.

Net interest income
The IPO proceeds allowed the Company to repay all its outstanding loan balances. Since this time, interest has been generated on the available cash balance. As a result, interest expenses reduced to $1.1m (2005: $8.7m), of which $0.7m relates to early payment penalties which the Company deemed appropriate to avoid higher interest charges.

Tax on profit on ordinary activities
Tax on profit on ordinary activities for the year ended 30 April 2006 reduced to $6.3m (2005: $11.6m). The Company has an effective tax rate of 28.1% (2005: 35.5%). The reduction in the effective tax rate reflects changes to the Group's structure resulting from the IPO in May 2005.

Profit for the financial year
The net profit after tax for the year ended 30 April 2006 reduced by 22.9% to $16.2m (2005: $21.0m).

Cash flow
For the financial year ended 30 April 2006, the Company generated a net cash inflow from operating activities of $35.0m (2005: $44.5m). At 30 April 2006, the Company's net cash balance was US$55.9m (2005: net debt of US$78.6m).

Dividend
The Board has adopted a progressive dividend policy reflecting the long-term earnings and cash flow potential of Micro Focus whilst targeting a level of dividend cover for the financial year ended 30 April 2006 of approximately

File No. 82-34962

2.5 times on a pre-exceptional earnings basis. In line with the above policy announced at the time of the IPO the directors recommend payment of a final dividend in respect of 2006 of 4 cents per share, which, taken together with the interim dividend of 2 cents per share paid in January 2006, gives a total dividend in respect of 2006 of 6 cents per share. Subject to shareholder approval, the final dividend will be paid on 2 October 2006 to shareholders on the register on 8 September 2006.

Dividends will be paid in sterling based on an exchange rate of 1.82 US$/£, equivalent to approximately 2.2 pence per share, being the rate applicable on 28 June 2006, the date of recommendation of the dividend by the Board.

Nick Bray, Chief Financial Officer

CONSOLIDATED INCOME STATEMENT (unaudited)

For the year ended 30 April 2006

Continuing operations	Notes	2006 $'000	2005 $'000
Turnover	4,5	143,688	150,645
Total cost of sales		(12,104)	(10,914)
Gross profit		131,584	139,731
Selling and distribution costs		(48,500)	(48,105)
Research and development expense		(17,088)	(17,598)
Administrative expenses		(43,263)	(33,114)
Operating profit		22,733	40,914
Analysed as:			
Operating profit before exceptional items		36,946	47,889
Exceptional items	7	(14,213)	(6,975)
Operating profit	6	22,733	40,914
Interest payable and similar charges		(1,137)	(8,656)
Interest receivable and similar income		962	382
Profit before tax		22,558	32,640
Taxation	9	(6,332)	(11,597)
Profit after tax		16,226	21,043
Earnings per share expressed in cents per share			
— basic	8	8.25	14.28
— diluted	8	8.17	13.98
Earnings per share expressed in pence per share			
— basic		4.68	7.67
— diluted		4.63	7.51

CONSOLIDATED BALANCE SHEET (unaudited)

As at 30 April 2006

	Note	2006 $'000	2005 $'000
ASSETS			
Non-current assets			
Goodwill		42,404	42,404
Other intangible assets		7,637	8,084
Property, plant and equipment		2,386	2,277
Deferred tax assets		7,718	8,331
		60,145	61,096
Current assets			
Inventories		331	350
Trade and other receivables		37,629	50,244

File No. 82-349

	Note	2006	2005
Cash and cash equivalents		**56,066**	32,870
		94,026	83,464
Total assets		**154,171**	144,560
LIABILITIES			
Current liabilities			
Trade and other payables		**70,516**	71,103
Current tax liabilities		**10,777**	11,972
Financial liabilities - borrowings	3	**117**	8,099
		81,410	91,174
Non-current liabilities			
Non-current deferred income		**6,720**	6,932
Deferred tax liabilities		**8,446**	7,748
Financial liabilities - borrowings	3	**94**	103,367
		15,260	118,047
Net assets / (liabilities)		**57,501**	(64,661)
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital		**36,644**	1
Share premium		**103,641**	3,376
Profit and loss reserve (deficit)		**(55,267)**	(67,869)
Foreign currency translation reserve		**(432)**	(169)
Other reserves		**(27,085)**	-
Total shareholders' equity/(deficit)		57,501	(64,661)

CONSOLIDATED CASH FLOW STATEMENT (unaudited)

For the year ended 30 April 2006

	2006 $'000	2005 $'000
Cash flow from operating activities		
Net profit	**16,226**	21,043
Adjustments for		
Net interest	**175**	8,274
Taxation	**6,332**	11,597
Depreciation	**1,006**	1,005
Loss on disposal of property, plant and equipment	**17**	19
Amortisation of intangibles	**5,433**	5,687
Share-based compensation	**(224)**	3,581
Changes in working capital		
Inventories	**19**	(38)
Trade and other receivables	**12,615**	(12,317)
Payables and other non current liabilities	**371**	15,610
Cash generated from operations	**41,970**	54,461
Interest received	**666**	379
Interest paid	**(1,551)**	(7,926)
Tax paid	**(6,103)**	(2,368)
Net cash from operating activities	**34,982**	44,546
Cash flows from investing activities		
Payments for intangible assets	**(4,986)**	(6,176)
Purchase of property, plant and equipment	**(1,123)**	(1,329)
Proceeds on disposal of tangible fixed assets	**-**	23
Net cash used in investing activities	**(6,109)**	(7,482)
Cash flows from financing activities		
Proceeds from issue of ordinary share capital	**109,823**	506
Proceeds from issue of new bank loan	**-**	50,500
Repayment of borrowings	**(111,250)**	-

File No. 82-34962

Dividends paid to shareholders	(3,987)	(78,800)
Net cash used in financing activities	(5,414)	(27,794)
Effects of exchange rate changes	(263)	(820)
Net increase in cash and cash equivalents	23,196	8,450
Cash and cash equivalents at 1 May 2005	32,870	24,420
Cash and cash equivalents at 30 April 2006	56,066	32,870

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

For the year ended 30 April 2006

	Share capital $'000	Share premium $'000	Foreign currency translation reserve $'000	Other reserves $'000	Profit and loss reserve $'000	Total $'000
Balance as at 1 May 2004	1	2,871	118	-	(13,156)	(10,166)
Currency translation differences	-	-	(287)	-	-	(287)
Profit for the year	-	-	-	-	21,043	21,043
Dividends	-	-	-	-	(78,800)	(78,800)
Issue of share capital	-	505	-	-	-	505
Value of share options issued under employee share option plans	-	-	-	-	3,044	3,044
Balance as at 30 April 2005	1	3,376	(169)	-	(67,869)	(64,661)
Currency translation differences	-	-	(263)	-	-	(263)
Profit for the year	-	-	-	-	16,226	16,226
Dividends	-	-	-	-	(3,987)	(3,987)
Share for share exchange	27,085	-	-	(27,085)	-	-
Issue of external share capital	9,558	100,265	-	-	-	109,823
Value of share options issued under employee share option plans	-	-	-	-	363	363
Balance as at 30 April 2006	36,644	103,641	(432)	(27,085)	(55,267)	57,501

The amount transferred to other reserves as part of the share for share exchange represents the excess of the nominal value of shares issued in Micro Focus International Plc over the nominal value of share capital of Micro Focus International Limited.

NOTES TO THE FINANCIAL STATEMENTS

1) Basis of preparation

Micro Focus International Plc's consolidated financial statements were prepared in accordance with the United Kingdom Generally Accepted Accounting Principles ("UK GAAP") until 30 April 2005. For the year ended 30 April 2006 the Group is required to prepare its annual consolidated financial statements in accordance with accounting standards adopted in the European Union. As such those financial statements will take account of the requirements and options of IFRS1 'First-time Adoption of International Financial Reporting Standards ('IFRS') as they relate to the 2005 comparatives included therein.

The financial information based on IFRS for the year ended 30 April 2005 and 30 April 2006 is unaudited and has been prepared in accordance with the Group's accounting policies. The financial statements have been prepared under the historical cost convention. A summary of the more important Group accounting policies is set out below.

Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's equity and its net income and cash flows are provided in Note 11.

The preliminary financial information has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The Company's statutory accounts for the year ended 30 April 2005, prepared under UK GAAP, have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

On 17 May 2005, the Company acquired the entire issued share capital of Micro Focus International Limited by way of a

share-for-share exchange, pursuant to which the previous shareholders of Micro Focus International Limited were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in Micro Focus International Limited. The results presented in the financial information therefore represent those of the Micro Focus International Limited group up to 17 May 2005 and the Micro Focus International Plc group from that date onwards.

The preparation of financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the estimates are based on management's best knowledge of the amounts, events or actions, actual results may differ from those estimates.

Copies of the annual report for the year ended 30 April 2006 will be sent to all shareholders and will also be available on the company's website at www.microfocus.com. Copies of the annual report for the year ended 30 April 2005 can be obtained by writing to the Company Secretary, Micro Focus International plc, Old Bath Road, Newbury, Berkshire, RG14 1QN.

This announcement was approved by the board of Micro Focus International Plc on 28 June 2006.

A summary of the significant accounting policies applied by the Group in the year ended 30 April 2006 is provided below.

A Consolidation

On 17 May 2005 Micro Focus International Plc ("the Company") acquired, by means of a share-for-share exchange, the share capital of Micro Focus International Limited ("Operating Company"), a company incorporated in the Cayman Islands, and its wholly-owned subsidiaries (together "Operating Group"). The consolidated financial statements comprise the results of the Operating Group up to 17 May 2005 and the Group from that date onwards. Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated.

B Turnover

The Group recognises turnover from sales of software licences to end-users or resellers upon persuasive evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the licence fee, they are unbundled using the Group's objective evidence of the fair value of the elements represented by the Group's customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, turnover is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist all turnover from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements of the arrangement are delivered.
If the arrangement includes acceptance criteria, turnover is not recognised until the Group can objectively demonstrate that the software or service can meet the acceptance criteria, or the acceptance period lapses, whichever is earlier.

The Group recognises licence turnover derived from sales to resellers, upon delivery to resellers, provided that all other turnover recognition criteria are met, otherwise turnover is deferred and recognised upon delivery of the product to the end-user.

Maintenance turnover is derived from providing technical support and software updates to customers. Maintenance turnover is recognised rateably over the term of the contract, which in most cases is one year. Turnover from consulting and training services is recognised as the services are performed.
Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred income.

C Segmental reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group considers there to be only one business segment being the provision of legacy application development and deployment software for contemporary platforms.

D Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are

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classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability outstanding. The corresponding rental obligations, net of finance charges, are included in Financial liabilities - borrowings.

The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

E Foreign currency translation

(a) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US Dollars, which is the Group's functional currency.

(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(c) Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate, with exception for goodwill arising before 1 May 2004 which is treated as an asset of the Company and expressed in the Company's functional currency.

F Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs incurred in the arrangement of new borrowing facilities are capitalised and netted against the capital element of the outstanding borrowing. These costs are then amortised over the life of the facility to which the costs relate on the effective interest basis.

G Property plant and equipment

All property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the income statement during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to write-off the cost of each asset to its residual value over its estimated useful life as follows:

Leasehold improvements	Remainder of the lease term
Furniture and fixtures	5 - 7 years

File No. 82-34962

Computer equipment 1-5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

H Intangible assets

(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each area of operation by each primary reporting segment.

(ii) Computer software
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of three to five years.

(iii) Research and development
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects relating to the developing of new computer software programmes and significant enhancement of existing computer software programmes are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which include the software development employee costs and an appropriate portion of relevant overheads. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding three years.

I Impairment of tangible and intangible assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

J Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods comprises software for resale and packaging materials. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

K Trade receivables

Trade receivables are recognised at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

L Employee benefit costs

(a) Pension obligations
Group companies operate various pension schemes. All of the major schemes are defined contribution plans for which the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent

File No. 82-34962

that a cash refund or a reduction in the future payments is available.

(b) Share-based compensation

The Group operated five equity-settled, share-based compensation plans and one cash settled share based compensation plan during the year.

No expense is recognised in respect of share options granted before 7 November 2002 and vested before 1 January 2005.

For shares or share options granted after 7 November 2002 and vested after 1 January 2005 the fair value of the employee services received in exchange for the grant of the shares or options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The shares are recognised when the options are exercised and the proceeds received allocated between share capital and share premium.

M Share capital, share premium and dividend distribution

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividend distributions to the Company's shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

N Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

O Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

P Exceptional items

Exceptional items are those significant items which are separately disclosed by virtue of their size or incidence to enable a full understanding of the group's financial performance.

2) Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US Dollars, which is the Company's functional currency.

3) Bank and other borrowings

F.le No 82-34962

On 20 May 2005 the outstanding debt of $111.3 million owed by the Company to Wells Fargo Foothill, Inc. and DB Zwirn Special Opportunities Fund was repaid in full.

4) Segmental information

Geographical analysis	2006 $'000	2005 $'000
North America	**68,847**	73,173
Europe and the Middle East	**54,038**	57,365
Rest of the World	**20,803**	20,107
	143,688	150,645

There is no material difference between turnover by origin above and turnover by destination.

5) Supplemental information

Set out below is an analysis of turnover recognised between the principal product categories, which the directors use to assess the future revenue flows from the current portfolio of customers.

Turnover	2006 $'000	2005 $'000
Licence fees	**67,985**	79,860
Maintenance fees	**71,860**	66,705
Consultancy fees	**3,843**	4,080
Total	**143,688**	150,645

6) Reconciliation of operating profit to EBITDA

	2006 $'000	2005 $'000
Operating profit	**22,733**	40,914
Depreciation	**1,006**	1,005
Amortisation of software	**806**	1,099
EBITDA	**24,545**	43,018
Exceptional items		
IPO related costs	**6,909**	-
Reorganisation costs	**7,403**	2,194
Share based compensation	**(224)**	3,581
Management charges	**125**	1,200
EBITDA before exceptional items	**38,758**	49,993

7) Exceptional items

	2006 $'000	2005 $'000
IPO related costs	**6,909**	-
Reorganisation costs	**7,403**	2,194
Share based compensation	**(224)**	3,581
Management charges	**125**	1,200
	14,213	6,975

The IPO related costs include termination fees of $4,683,000 in respect of management charges previously paid by the Group

File No. 82-34962

prior to the IPO. They also include fees incurred during the process that did not directly relate to the raising of share capital.

Reorganisation costs relate to the cost reduction programme announced by the Board of Directors on 6 April 2006. These costs include those associated with the redundancy of employees and the onerous lease cost of a building vacated as part of the programme.

A credit has arisen for share based compensation as result of the actual payout under the Equity Bonus Plan being lower than the estimate made at 30 April 2005.

All exceptional items relate to administrative expenses.

8) Earnings per share

The calculation of basic earnings per share has been based on the earnings attributable to ordinary shareholders of the Company and the weighted average number of shares for each period. This is after taking account of the restructuring of the Group, which resulted in the previous shareholders of Micro Focus International Limited receiving three ordinary shares in the Company for every one ordinary share they previously held.

The diluted earnings per share has been calculated after taking account of the share options.

	Year ended 30 April 2006			Year ended 30 April 2005		
	Earnings $'000	Weighted average number of shares '000	Per share amount cents	Earnings $'000	Weighted average number of shares '000	Per sl amc c
Basic EPS						
Earnings attributable to ordinary shareholders	**16,226**	**196,709**	**8.25**	21,043	147,375	1.
Effect of dilutive securities						
Share options		**2,002**			3,162	
Diluted EPS						
Earnings attributable to ordinary shareholders	**16,226**	**198,711**	**8.17**	21,043	150,537	1
Supplementary EPS to exclude exceptional items						
Basic EPS	**16,226**	**196,709**	**8.25**	21,043	147,375	1.
Exceptional items	**14,213**			6,975		
Tax relating to exceptional items	**(2,154)**			(658)		
Basic EPS excluding exceptional items	**28,285**	**196,709**	**14.38**	27,360	147,375	1
Diluted EPS	**16,226**	**198,711**	**8.17**	21,043	150,537	1.
Exceptional items	**14,213**			6,975		
Tax relating to exceptional items	**(2,154)**			(658)		
Diluted EPS excluding exceptional items	**28,285**	**198,711**	**14.23**	27,360	150,537	1

9) Taxation

Year ended 30 April

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	2006 $'000	2005 $'000
Current tax	5,021	7,825
Deferred tax	1,311	3,772
	6,332	**11,597**

The taxation for the period differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as explained below.

	Year ended 30 April 2006 $'000	2005 $'000
Profit before taxation	22,558	32,640
Tax calculated at domestic tax rates applicable to profits in the respective countries	7,182	11,152
Effects of:		
Adjustments to tax in respect of previous years – current tax	(138)	-
Adjustments to tax in respect of previous years – deferred tax	(189)	(211)
Expenses not deductible for tax purposes	(523)	84
Losses not recognised	247	-
Other	(247)	572
	6,332	**11,597**

10) Dividends

	Year ended 30 April 2006 $'000	2005 $'000
Equity - ordinary		
Interim paid ($0.04 per ordinary share):	3,987	78,800

Under Cayman Law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of Micro Focus International Limited obtained independent valuations of the intellectual property held by that company in 2003 and 2005. Subsequently, the directors considered the valuations of the intellectual property, which confirmed the adequacy of distributable reserves under Cayman Law in proposing dividends in the year ended 30 April 2005.

Whilst the Group as a whole has a deficit in its profit and loss reserve, the Directors of Micro Focus International Plc have concluded that the Company had sufficient reserves to enable the payment of the interim dividend relating to the year ended 30 April 2006 and has sufficient reserves to enable the payment of the final dividend being recommended relating to the year ended 30 April 2006.

11) UK GAAP to IFRS reconciliation

The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 30 April 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for the Group, being 1 May 2004.

Reconciliation of equity at 1 May 2004 (Date of transition to IFRS)

File No. 82-34962

Regulatory Announcement

Free annual report

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	07:01 30-Jun-06
Number	4353F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* ANTHONY HILL	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them ANTHONY HILL	8	*State* the nature of the transaction DISPOSAL OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired NIL	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) NIL

File No. 82-34962

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 1,600,000	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.80%
13.	Price per *share* or value of transaction 95 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 29 JUNE 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 5,924,000 ORDINARY SHARES (2.97%)	16.	Date issuer informed of transaction 29 JUNE 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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File No. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	12:58 30-Jun-06
Number	4708F

30 June 2006

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 29 June 2006, pursuant to the requirements of section 198 of the Companies Act 1985, that Anthony Hill no longer has a notifiable interest in the shares of the Company.

END

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File No. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	16:20 04-Jul-06
Number	6718F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1) (a) AND (b)
3.	Name *of person discharging managerial responsibilities/director* MR DAVID MALONEY (Director)	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR DAVID MALONEY	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 5,000	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.003%
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

	Nil		Nil
13.	Price per *share* or value of transaction 104.5 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 04 JULY 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 30,000 ORDINARY SHARES (0.02 %)	16.	Date issuer informed of transaction 04 JULY 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, Company Secretary, 01635 565 492

END

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:21 05-Jul-06
Number	7529F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1) (a) AND (b)
3.	Name of *person discharging managerial responsibilities/director* MR JOHN BROWETT (Director)	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR JOHN BROWETT	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 8,477	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.004%
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

	Nil		Nil
13.	Price per *share* or value of transaction 106 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 05 July 2006, London
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 18,477 ORDINARY SHARES (0.009%)	16.	Date issuer informed of transaction 05 July 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, (Company Secretary) 01635 565 492

END

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File No. 82-34962

Media Contacts:

Glenn R. Boyet	Dan Chappell or Sam Kane
Micro Focus	Brands2Life
(610)263-3518	+44 20 7592 1200
Glenn.Boyet@microfocus.com	microfocus@brands2life.com

MICRO FOCUS APPOINTS FRANK VAN BAAR AS VP OF TECHNICAL SERVICES AND BUSINESS OPERATION

NEWBURY, England and ROCKVILLE, Md, July 6, 2006 — Micro Focus International plc (Micro Focus®;LSE: MCRO), a leading provider of legacy development and deployment software for enterprise platforms, today announces the appointment of Frank van Baar as vice president of technical services and business operations.

Van Baar joins the executive team with responsibility for driving the operational performance of the technical services team, with a strong focus on delivering on Micro Focus'' partner strategy and building continued customer success. Additionally, van Baar will provide the executive focus on growing the company's training business, with a view to providing a quality certification program for the Micro Focus ecosystem of customers, partners and ISVs

Prior to this, Frank successfully ran his own company in program management, consulting and temporary management, leveraging on his previous experiences with (amongst others) KPMG Consulting and Chordiant Software. In the latter company he assumed the role of director of consulting in North America and director of business operations worldwide.

"Having built a strong reputation of management consultancy in complex software companies and a successful background in management consulting Frank brings extensive operational experience to this critical role," said Stephen Kelly, chief executive officer, Micro Focus. "He has a focus on delivering excellence to technical consulting in changing organizational environments and I am tremendously pleased that we have someone of his caliber joining our management team."

"I am delighted to be joining Micro Focus - a company with a rich and strong history in delivering world

class technical support and services," said van Baar. "I look forward to working with Stephen and the entire Micro Focus organization on delivering our primary mission - customer success."

Micro Focus - Unlocking the Value of Legacy™

Micro Focus is a leading provider of legacy development and deployment software for enterprise platforms. Micro Focus enables organizations to reduce costs and increase agility with minimal risk by reusing their legacy applications with contemporary architectures and Web services. Founded in 1976, Micro Focus is a global company with principal offices in the United Kingdom, United States, Germany and Japan. For more information, visit www.microfocus.com.

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